Exhibit 99.1

press release

Société Générale SA shareholding notification

5 January 2021 11:00 CET

ArcelorMittal (‘the Company’) announces that Société Générale SA has notified it of a decrease in actual and potential shareholding (voting rights) in ArcelorMittal from 5.2 % to 4.75%, based on a form submitted on 4 January 2021. The underlying transaction took place on 30 December 2020. The notification is available in the Luxembourg Stock Exchange’s electronic database OAM on www.bourse.lu and on http://corporate.arcelormittal.com under ‘Investors - Corporate Governance - Shareholding structure’.
This notification was published in reference to the Luxembourg law and the Grand Ducal regulation of 11 January 2008, on transparency requirements for issuers of securities (‘Transparency Law’) in view of a shareholding notification going above or below the 5% of voting rights threshold.

ENDS